
November 18, 2025

Tuvia Barlev
Chief Executive Officer
Actelis Networks, Inc.
4039 Clipper Court
Fremont, CA 94538

> **Re: Actelis Networks, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted on September 29, 2025**
> **CIK 0001141284**

Dear Tuvia Barlev:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sarah Sidwell at 202-551-4733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Eyal Peled